Exhibit 99.1

June 29, 2015

Dear Shareholder:

You are cordially invited to attend the 2015 annual meeting of shareholders of Avolon Holdings Limited and our first annual meeting as a publicly listed company. The meeting will be held on July 29, 2015, at 8:30 a.m., Dublin time, at The InterContinental Hotel, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland.

At this year’s annual meeting you will be asked to:

1.	Approve the re-election of Denis J. Nayden, Caspar Berendsen, Hamid Biglari, Margaret Cannella, Maxim Crewe, John Higgins, Douglas M. Kaden, Gary L. Perlin, Peter Rutland, Kamil Salame and Dómhnal Slattery as the Company’s directors until the next annual meeting of shareholders; and

2.	Ratify the appointment of KPMG as the Company’s independent auditor for the fiscal year ending December 31, 2015.

The accompanying Notice of Meeting and Proxy Statement describe these matters. We urge you to read this information carefully, along with the information about our business and our audited financial statements contained in our Annual Report, available on our website at http://investors.avolon.aero/sec-filings.aspx

The Board of Directors believes that re-election of its nominees for directors and the ratification of the appointment of KPMG as the Company’s independent auditor for the fiscal year ending December 31, 2015 are in the best interests of the Company and its shareholders, and, accordingly, recommends a vote “FOR” the re-election of all of the above directors and “FOR” the ratification of the appointment of KPMG as our independent auditor.

In addition to the business to be transacted as described above, management will respond to comments and questions of general interest to shareholders.

It is important that your shares be represented and voted whether or not you plan to attend the annual meeting in person. You may vote by completing and mailing the enclosed proxy card or the voting instruction form provided by your broker or other nominee. This will ensure your shares are represented at the annual meeting.

Sincerely,

Avolon Holdings Limited

Denis J. Nayden

Chairman

Avolon Holdings Limited

TABLE OF CONTENTS

NOTICE OF 2015 ANNUAL MEETING OF SHAREHOLDERS	1

PROXY STATEMENT	2

INFORMATION CONCERNING VOTING AND SOLICITATION	2

General	2

Who Can Vote	2

Shareholder of Record	2

Beneficial Owner	2

How to Vote Your Shares	2

How to Change Your Vote	3

Quorum and Votes Required	3

Solicitation of Proxies	3

Householding of Proxy Materials	3

Assistance	4

Important Information About Us	4

RE-ELECTION OF DIRECTORS	5

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR	8

Avolon Holdings Limited

AVOLON HOLDINGS LIMITED

Executive Offices:

The Oval, Building 1, Shelbourne Road

Ballsbridge, Dublin 4, Ireland

Registered Office:

Maples Corporate Services Limited, PO Box 309

Ugland House, Grand Cayman, KY1-1104, Cayman Islands

NOTICE OF 2015 ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 29, 2015

To the shareholders of Avolon Holdings Limited:

We will hold our 2015 annual meeting of shareholders at The InterContinental Hotel, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland at 8:30 a.m. Dublin time on July 29, 2015 for the following purposes:

1.	Approve the re-election of Denis J. Nayden, Caspar Berendsen, Hamid Biglari, Margaret Cannella, Maxim Crewe, John Higgins, Douglas M. Kaden, Gary L. Perlin, Peter Rutland, Kamil Salame and Dómhnal Slattery as the Company’s directors until the next annual meeting of shareholders; and

2.	Ratify the appointment of KPMG as the Company’s independent auditor for the fiscal year ending December 31, 2015.

The annual meeting will also transact any other business as may properly come before it or any adjournments or postponements of the annual meeting.

These items of business are described in the attached proxy statement. Only our shareholders of record at the close of business on June 19, 2015, the record date for the annual meeting, are entitled to notice of and to vote at the annual meeting and any adjournments or postponements of the annual meeting.

A shareholder may attend and vote by proxy and a proxy need not be a shareholder of the Company.

A list of shareholders eligible to vote at our annual meeting will be available for inspection at the annual meeting.

Your vote is very important. It is important that your shares be represented and voted whether or not you plan to attend the annual meeting in person. You may vote by completing and mailing the enclosed proxy card or voting instruction form. If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting instruction form used by that firm to determine whether you will be able to submit your proxy by telephone or over the Internet. Submitting a proxy by mailing the enclosed proxy card or voting instruction card will ensure your shares are represented at the annual meeting. Please review the instructions in this proxy statement and the enclosed proxy card or the information forwarded by your broker, bank or other nominee regarding your voting rights.

By Order of the Board of Directors,

Denis J. Nayden
Chairman

Avolon Holdings Limited	Page 1

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General

The enclosed proxy is solicited on behalf of the Board of Directors of Avolon Holdings Limited, an exempted company incorporated in the Cayman Islands (“Avolon,” “Company,” “we,” “our” or “us”), for use at the 2015 annual meeting of shareholders to be held on July 29, 2015, at 8:30 a.m. Dublin time, or at any continuation, postponement or adjournment thereof, for the purposes discussed in this proxy statement and in the accompanying notice of annual meeting and any business properly brought before the annual meeting. Proxies are solicited to give all shareholders of record an opportunity to vote on matters properly presented at the annual meeting. We intend to mail this proxy statement and accompanying proxy card on or around June 29, 2015 to all shareholders entitled to vote at the annual meeting. The annual meeting will be held at The InterContinental Hotel, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland.

Who Can Vote

You are entitled to vote if you were a shareholder of record of our common shares as of the close of business on June 19, 2015 (the “Record Date”). You are entitled to one vote for each common share held on all matters to be voted upon at the annual meeting. Your shares may be voted at the annual meeting only if you are present in person or represented by a valid proxy.

Shareholder of Record

You are a shareholder of record if your common shares in the Company are registered directly in your own name with the Company’s transfer agent, American Stock Transfer & Trust Company (the “Transfer Agent”), as of the Record Date.

Beneficial Owner

You are a beneficial owner if a brokerage firm, bank, trustee or other agent (called a “nominee”) holds your common shares, and who is often the shareholder of record. This is often called ownership in “street name” because your name does not appear in the records of the Transfer Agent. If your shares are held in street name, you will receive instructions from the shareholder of record. You must follow the instructions of the shareholder of record in order for your shares to be voted. If your shares are not registered in your own name and you plan to vote your shares in person at the annual meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the annual meeting in order to vote.

How to Vote Your Shares

By Mail. You can vote by mail by signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card or voting instruction card to American Stock Transfer & Trust Company LLC, 6201 15th Avenue, Brooklyn, New York 11229. Please allow sufficient time for delivery if you decide to vote by mail.

In Person. If you attend the annual meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the annual meeting. If your shares are held in street name, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the annual meeting. You should allow yourself enough time prior to the annual meeting to obtain this proxy from the shareholder of record.

Avolon Holdings Limited	Page 2

The shares represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the annual meeting.

How to Change Your Vote

You may change your vote at any time before the proxy is exercised. If you voted by mail, you may revoke your proxy at any time before it is voted by executing and delivering a timely and valid later-dated proxy, or by voting by ballot at the annual meeting. Attending the annual meeting will not automatically revoke your proxy unless you specifically request it.

If your shares are held in “street name” by a broker or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

Quorum and Votes Required

At the close of business on June 19, 2015, 82,428,607 of our common shares were issued and outstanding and entitled to vote. All votes will be tabulated by the inspector of election appointed for the annual meeting, who will separately tabulate affirmative and negative votes and abstentions.

The holders of common shares being not less than an aggregate of a majority of all common shares in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes at the annual meeting. Common shares held by persons attending the annual meeting but not voting and shares represented by proxies that reflect abstentions as to a particular proposal will be counted as present for purposes of determining a quorum. Our articles of association provide that if a quorum is not present within one hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Board of Directors may determine.

For Proposal 1, the affirmative vote of a majority of the shares cast is required for the re-election of each of Denis J. Nayden, Caspar Berendsen, Hamid Biglari, Margaret Cannella, Maxim Crewe, John Higgins, Douglas M. Kaden, Gary L. Perlin, Peter Rutland, Kamil Salame and Dómhnal Slattery as the Company’s directors. Abstentions will not be counted as a vote for the proposal.

For Proposal 2, the affirmative vote of a majority of the shares cast is required for the ratification of the appointment of KPMG as our independent auditor. Abstentions will not be counted as a vote for the proposal.

Solicitation of Proxies

Our Board of Directors is soliciting proxies for the annual meeting from our shareholders. We will bear the entire cost of soliciting proxies from our shareholders. In addition to the solicitation of proxies by mail, we will request that brokers, banks and other nominees that hold our common shares, which are beneficially owned by our shareholders, send proxies and proxy materials to those beneficial owners and secure those beneficial owners’ voting instructions. We may use several of our regular employees, who will not be specially compensated, to solicit proxies from our shareholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Householding of Proxy Materials

To reduce costs and the environmental impact of our annual meeting, a single proxy statement, along with individual proxy cards, will be delivered in one envelope to certain shareholders having the same last name and address and to individuals with more than one account registered at Transfer Agent with the same address, unless contrary instructions have been received from an affected shareholder. Shareholders participating in householding will continue to receive separate proxy cards. If you are a registered shareholder and would like to enroll in this service or receive individual copies of this year’s and/or future proxy materials, please contact our Transfer Agent. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Avolon Holdings Limited	Page 3

Assistance

If you need assistance in completing your proxy card or have questions regarding the annual meeting, please contact our Investor Relations Department by email at ir@avolon.aero

Important Information About Us

Our principal executive offices are located at The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland. Our telephone number at this address is +353 (1) 231 5800. Investor inquiries should be directed to us at this address and telephone number, or by email at ir@avolon.aero

Our website is http://avolon.aero The information contained on our website is not part of this proxy statement.

Avolon Holdings Limited	Page 4

ITEM 1

RE-ELECTION OF DIRECTORS

Our Board of Directors has recommended the re-election of Denis J. Nayden, Caspar Berendsen, Hamid Biglari, Margaret Cannella, Maxim Crewe, John Higgins, Douglas M. Kaden, Gary L. Perlin, Peter Rutland, Kamil Salame and Dómhnal Slattery as the Company’s directors at the annual meeting of shareholders until the next annual meeting of shareholders, and our Board of Directors directed management to submit the re-election of directors for approval by the shareholders at the annual meeting.

The following are biographical summaries, including experience of those individuals who serve on our Board of Directors:

Denis Nayden has served as a director and Chairman of the Board of Directors since December 2014 and as a director of our immediate predecessor since its inception in May 2010. He is currently a managing partner of Oak Hill Capital Management, LLC, a private equity firm. Prior to 2003, Mr. Nayden was Chairman and Chief Executive Officer of GE Capital Corporation, from 2000 to 2002, and had a 26-year tenure at the General Electric Company. During his tenure, Mr. Nayden held several roles, including oversight of GE Capital Aviation Services. Mr. Nayden currently serves on the Board of Directors of Accretive Health, Inc. and previously served on the Boards of Directors of RSC Holdings, Inc. and Genpact Limited.

Mr. Nayden serves as a member of the Remuneration Committee and Nominating and Corporate Governance Committee.

Caspar Berendsen has served as a director since December 2014 and as a director of our immediate predecessor since its inception in May 2010. He is currently a partner at Cinven Partners LLP, a position that he has held since 2012. Mr. Berendsen previously worked at Cinven Limited as a principal from 2003 through 2007 and as partner from 2008 through 2012. Prior to joining Cinven Limited, Mr. Berendsen held various roles at JPMorgan Chase & Co. Mr. Berendsen is also a director of Guardian Holdings Europe Limited, Heidelberger Lebensversicherung AG and has previously been a director of Partnership Assurance Group plc, Ziggo N.V. and Maxeda Retail Group B.V.

Mr. Berendsen serves as a member of the Remuneration Committee and Nominating and Corporate Governance Committee.

Hamid Biglari has served as a director since December 2014. He is currently a Managing Partner at TGG Group, a consulting and venture capital firm, a position he assumed in 2014. Mr. Biglari was previously a Vice Chairman and Head of Emerging Markets at Citicorp, the strategic operating arm of Citigroup Inc. He was at Citigroup from 2000 to 2013, during which he held a variety of senior management positions and where he was most recently a member of the Operating Committee. Prior to joining Citigroup, he was a partner at McKinsey & Company.

Mr. Biglari serves as the Chair of the Remuneration Committee and as a member of the Audit Committee and Risk Management Committee.

Margaret Cannella has served as a director since December 2014. She is an Adjunct Professor in the Heilbrunn Center for Value Investing at Columbia Business School. Until 2009, Ms. Cannella was Managing Director and Global Head of Credit Research and Corporate Strategy at JPMorgan, where she was previously responsible for North American Equity and Credit Research for the firm. Prior to joining JPMorgan in 1998, Ms. Cannella was a Managing Director at Citibank, where she was head of Global Research. Ms. Cannella is currently a Director of Schroder US Mutual Funds; Watford Reinsurance, an affiliate of Arch Reinsurance Company; and Advance Pierre Foods, owned by Oaktree Capital Management.

Ms. Cannella serves as the Chair of the Nominating and Corporate Governance Committee and as a member of the Audit Committee, Remuneration Committee and Risk Management Committee.

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Maxim Crewe has served as a director since December 2014 and as a director of our immediate predecessor since its inception in May 2010. He is currently a partner at Cinven Partners LLP, a position that he has held since January 2015, having been a principal at Cinven Partners LLP since 2012. Mr. Crewe previously worked at Cinven Limited as an associate from 2006 through 2008 and as a principal from 2008 through 2012. Prior to joining Cinven Limited, Mr. Crewe held various roles at Citigroup Inc. Mr. Crewe is a director of Premium Credit and has previously been a director of Partnership Assurance Group plc and Guardian Holdings Europe Limited.

Mr. Crewe serves as a member of the Risk Management Committee.

John Higgins has served as our President, Chief Commercial Officer and as a director since June 2014 and also held such positions with our immediate predecessor since its inception in May 2010. Previously Mr. Higgins served as the Chief Commercial Officer at RBS AC from 2007 until 2010. Mr. Higgins also served as the Head of Origination for Europe, Middle East, Africa and Asia Pacific at RBS AC. Before joining RBS AC, Mr. Higgins served in various roles within the aircraft leasing and finance industry at PricewaterhouseCoopers and GE Capital Aviation Services.

Douglas M. Kaden has served as a director since December 2014 and as a director of our immediate predecessor since June 2011. He is currently a partner at Oak Hill Capital Management, LLC, a private equity firm. Prior to joining Oak Hill Capital Management, LLC in 1997, Mr. Kaden worked at James D. Wolfensohn, Inc., a mergers and acquisitions advisory firm. Mr. Kaden previously served on the Boards of Directors of RSC Holdings, Inc. and Genpact Limited.

Mr. Kaden serves as a member of the Audit Committee and Risk Management Committee.

Gary L. Perlin has served as a director since December 2014. He retired from Capital One Financial Corporation in 2014 after serving as Chief Financial Officer from 2003 through 2013. Previously, Mr. Perlin was an official of the World Bank where he served as Senior Vice President & Chief Financial Officer (1998-2003), Vice President & Treasurer (1996-1998) and Director, Financial Sector Development (1993-1996). Prior to that, Mr. Perlin served as Senior Vice President & Treasurer of the Federal National Mortgage Association (1985-1993). Mr. Perlin is a director of Abt Associates Inc., State Farm Mutual Automobile Insurance Company and State Farm Bank, FSB and was previously a director of Capital One Bank N.A. and Capital One Bank (USA) N.A.

Mr. Perlin serves as the Chair of the Audit Committee and Risk Management Committee and as a member of the Nominating and Corporate Governance Committee.

Peter Rutland has served as a director since December 2014 and as a director of our immediate predecessor since its inception in May 2010. He is currently a partner at CVC Capital Partners and Global Co-Head of CVC Financial Services Group. Mr. Rutland joined CVC Capital Partners in 2007, having previously worked for Advent International since 2002. Prior to working at Advent, Mr. Rutland worked for The Goldman Sachs Group, Inc. in its Investment Banking Division.

Mr. Rutland serves as a member of the Remuneration Committee and Risk Management Committee.

Kamil Salame has served as a director since December 2014 and as a director of our immediate predecessor since its inception in May 2010. He is currently a partner at CVC Capital Partners, Global Co-Head of CVC Financial Services Group and North America Head of CVC Capital Partners’ Financial Institutions Group. Mr. Salame joined CVC Capital Partners in 2009 having previously worked for DLJ Merchant Banking Partners where he served as a partner and member of the Management Committee. Prior to joining DLJ Merchant Banking Partners, Mr. Salame worked in DLJ’s Leveraged Finance Group and DLJ’s Real Estate Capital Partners.

Mr. Salame serves as a member of the Nominating and Corporate Governance Committee.

Dómhnal Slattery has served as our Chief Executive Officer and as a director since June 2014 and also held such positions with our immediate predecessor since its inception in May 2010. Previously, Mr. Slattery served as the

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Managing Partner of Claret Capital Limited from 2006 through 2009. Mr. Slattery was the founding Chief Executive of RBS AC from 2001 through 2004 and went on to become the Managing Director of the Structured Asset Finance business for the Royal Bank of Scotland plc. He continued to serve as a non-executive director of RBS AC until 2008. In 1994 Mr. Slattery established his own aircraft advisory and investment banking services company, International Aviation Management Group, which was acquired by RBS in 2001. Mr. Slattery began his aviation career in 1989 at Guinness Peat Aviation.

The following table reflects our current committee structure:

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF ALL OF THE DIRECTORS.

Avolon Holdings Limited	Page 7

ITEM 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

The Audit Committee of our Board of Directors has selected KPMG as our independent auditor for the fiscal year ending December 31, 2015. As a matter of good corporate governance, the Audit Committee is providing the Company’s shareholders with an advisory vote to appoint KPMG as our independent auditor at the annual meeting.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPOINTMENT OF KPMG AS OUR INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2015.

Avolon Holdings Limited

Denis J. Nayden

Chairman

Avolon Holdings Limited	Page 8